Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

January 27, 2011

Item 3

News Release

The news release was disseminated on January 27, 2011 by Marketwire.

Item 4

Summary of Material Change

Pediment and Argonaut complete Business Combination.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Argonaut Gold Inc. (“Argonaut”) and Pediment Gold Corp. (“Pediment”) announced the completion of their previously announced plan of arrangement (the “Arrangement”).

Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment (“Pediment Shares”) in a transaction valued at approximately $137 million.  In accordance with the Arrangement, former Pediment shareholders are entitled to receive 0.625 of a common share of Argonaut (“Argonaut Shares”) for each Pediment Share.  Outstanding options to acquire Pediment Shares have been converted into options to acquire Argonaut Shares, adjusted in accordance with the same ratio.  The Pediment common shares are expected to be delisted from the TSX on or about February 1, 2011.  The Argonaut Shares issued under Arrangement will be listed on the TSX the same day that the Pediment Shares are de-listed from the TSX.  The Pediment Shares will also be removed from quotation on the OTCBB.  We anticipate the  share certificates representing the Argonaut Shares issued pursuant to the Arrangement will be sent to the former Pediment shareholders place shortly after the de-listing, for more information regarding the new Argonaut share certificates please refer to Computershare Investor Services Inc. at Toll Free: 1.800.564.6253 (North America); Telephone: 1.514.982.7555 (Overseas); E-Mail: corporateactions@computershare.com.

As part of the Arrangement, Peter Mordaunt will be appointed to the board of directors of Argonaut.

Mr. Dougherty President and CEO of Argonaut stated “We are pleased to have completed the amalgamation of Pediment into the Argonaut family.  This marks an important step in our goals of creating the next immerging mid-tier gold producer.  We appreciate the continued support of our shareholders, and welcome our new shareholders formerly of Pediment.”

About Argonaut Gold Inc.

Argonaut is a gold company engaged in exploration, mine development and production activities. Its primary assets are the producing  El Castillo Mine, early stage development project San Antonio and two advance stage exploration projects La Colorada and  La Fortuna all located in Northern Mexico. For further information about Argonaut, including summary technical information, please see the Annual Information Form of Argonaut dated March 31, 2010 in relation to the year ended December 31, 2009 and our web site at www.argonaugoldinc.com.

Cautionary Note Regarding Forward-looking Statements

This material change report contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation.  Forward-looking statements are statements which are not historical facts.  There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418
Facsimile:

(604) 669-0384

Item 9

Date of Report

January 27, 2011